UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

Group 1 Automotive, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

3.00% Convertible Senior Notes due 2020

(Title of Class of Securities)

398905AG4

(CUSIP Number of Class of Securities)

Darryl M. Burman

Vice President & General Counsel

800 Gessner, Suite 500

Houston, Texas 77024

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

Gillian A. Hobson

Vinson & Elkins L.L.P.

1001 Fannin, Suite 2500

Houston, Texas 77002-6760

(713) 758-2222

Calculation of Filing Fee

Transaction Valuation(1)	Amount of filing fee(2)
$292,696,850	$37,700

(1)	Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the transaction valuation was calculated assuming that all of the outstanding $115,000,000 aggregate principal amount of the issuer’s 3.00% Convertible Senior Notes due 2020 (the “Notes”) as of May 6, 2014 will be purchased pursuant to the Offer at a maximum purchase price of $2,545.19 in cash per $1,000 principal amount of Notes. The final purchase price per $1,000 principal amount of the Notes will be determined in accordance with the pricing formula described in the Company’s Offer to Purchase, dated May 7, 2014.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 under the Exchange Act by multiplying the Transaction Valuation by 0.0001288.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable.	Filing Party: Not Applicable.
Form or Registration No.: Not Applicable.	Date Filed: Not Applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

*	If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

i

INTRODUCTION

This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed with the Securities and Exchange Commission (the “SEC”) by Group 1 Automotive, Inc., a Delaware corporation (the “Company” or “GPI”), pursuant to Rule 13e-4 under the Exchange Act, in connection with the Company’s offer (the “Offer”) to purchase for cash any and all of its outstanding 3.00% Convertible Senior Notes due 2020 (the “Notes”), upon the terms and subject to the conditions set forth in the Company’s Offer to Purchase (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), which are attached hereto as Exhibits (a)(1)(i) and Exhibit (a)(1)(ii), respectively. The Offer will expire at 12:00 midnight, New York City time, at the end of Tuesday, June 24, 2014, unless the Offer is extended by the Company or earlier terminated by the Company or earlier terminated by us (such date, as it may be extended, the “Expiration Date”).

Upon the terms and subject to the conditions set forth in the Offer to Purchase, holders of the Notes who validly tender and do not validly withdraw their Notes at or prior to 12:00 midnight, New York City time, at the end of the Expiration Date, will receive, for each $1,000 principal amount of such Notes, a cash purchase price (the “Purchase Price”) equal to the sum of (i) the Average VWAP (as defined in the Offer to Purchase) multiplied by 26.4021, plus (ii) a fixed cash amount of $169.00 (together with any accrued and unpaid interest on the Notes to, but not including, the settlement date), provided that in no event will the Purchase Price be less than $1,621.12 or more than $2,545.19 per $1,000 principal amount of such Notes. In addition to the Purchase Price, holders will receive in respect of their Notes that are accepted for purchase accrued and unpaid interest on the Notes to, but excluding, the settlement date of the Offer. All amounts payable pursuant to the Offer will be rounded to the nearest cent.

The Company will determine the Purchase Price promptly after the close of trading on the New York Stock Exchange on the Expiration Date. The Company will announce the Purchase Price no later than 4:30 p.m., New York City time, on the Expiration Date, and the final purchase price will also be available by that time at http://www.gbsc-usa.com/GPI and from Global Bondholder Services Corporation, the Information Agent for the Offer.

The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below, except those items as to which information is specifically provided herein.

Item 1.	Summary Term Sheet.

The information set forth in the Offer to Purchase under the section entitled “Summary Terms of the Offer” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the issuer is Group 1 Automotive, Inc., a Delaware corporation. GPI’s principal executive office is located at 800 Gessner, Suite 500, Houston, Texas 77024, and its telephone number is (713) 647-5700.

(b) Securities. The subject securities are the Company’s 3.00% Convertible Senior Notes due 2020. As of May 6, 2014, there was outstanding $115,000,000 in aggregate principal amount of Notes.

(c) Trading Market and Price. There is no established trading market for the Notes. The information set forth in the Offer to Purchase under the section entitled “Price Range of Notes and Common Stock; Dividends and Dividend Policy” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. GPI is the filing person and the issuer. GPI’s business address and telephone number are set forth in Item 2(a) above.

Pursuant to General Instruction C to Schedule TO, the following persons are the directors and executive officers of the Company. The business address of each director and executive officer is c/o Group 1 Automotive, Inc., 800 Gessner, Suite 500, Houston, Texas 77024, and the telephone number of each such person is (713) 647-5700. No single person or group of persons controls the Company.

Name	Office(s)
Earl J. Hesterberg	Director, President and Chief Executive Officer
John L. Adams	Chairman of the Board
Louis E. Lataif	Director
Lincoln Pereira	Director
Stephen D. Quinn	Director
Beryl Raff	Director
J. Terry Strange	Director
Max P. Watson, Jr.	Director
John C. Rickel	Senior Vice President and Chief Financial Officer
Darryl M. Burman	Vice President and General Counsel
Peter C. DeLongchamps	Vice President, Financial Services and Manufacturer Relations
J. Brooks O’Hara	Vice President, Human Resources

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

(i) “Summary Terms of the Offer” and “The Offer—Principal Amount of Notes; Price.”

(ii) “Summary Terms of the Offer” and “The Offer—Principal Amount of Notes; Price.”

(iii) “Summary Terms of the Offer” and “The Offer—Principal Amount of Notes; Price.”

(iv) Not applicable.

(v) “The Offer—Extension of the Offer; Termination; Amendment.”

(vi) “The Offer—Withdrawal Rights.”

(vii) “The Offer—Procedures for Tendering the Notes” and “The Offer—Withdrawal Rights.”

(viii) “The Offer—Purchase of the Notes; Payment of Purchase Price.”

(ix) Not applicable.

(x) “Purposes, Effects and Plans—Material Differences in the Rights of Holders of the Notes as a Result of the Offer.”

(xi) “Purposes, Effects and Plans—Accounting Treatment of Repurchases of the Notes in the Offer.”

(xii) “Purposes, Effects and Plans—Certain United States Federal Income Tax Consequences.”

(b) Purchases. The information set forth in the Offer to Purchase under the section entitled “The Offer—Security Ownership” is incorporated herein by reference.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

Agreements Involving the Notes:

(1) Indenture related to the Convertible Senior Notes due 2020 (as amended, supplemented or modified from time to time, the “Indenture”), dated as of March 22, 2010, between the Company and Wells Fargo Bank, N.A., as trustee (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K (File No. 001-13461)

filed March 22, 2010), as supplemented by the First Supplemental Indenture dated August 9, 2010 among the Company and Wells Fargo Bank, N.A., as trustee (incorporated by reference to Exhibit 4.1 of the Company’s Quarterly Report on Form 10-Q (File No. 001-13461) for the quarter ended September 30, 2010).

A description of the Indenture is contained in GPI’s Current Report on Form 8-K filed with the SEC on March 22, 2010 and is incorporated by reference herein.

Agreements Involving the Company’s Common Stock:

(1) GPI is a party to the following agreements relating to its capital stock:

(a) Base Call Option Confirmation dated as of March 16, 2010, by and between the Company and JPMorgan Chase Bank, National Association, London Branch (incorporated by reference to Exhibit 4.3 of the Company’s Current Report on Form 8-K (File No. 001-13461) filed March 22, 2010).

(b) Base Call Option Confirmation dated as of March 16, 2010, by and between the Company and Bank of America, N.A. (incorporated by reference to Exhibit 4.4 of the Company’s Current Report on Form 8-K (File No. 001-13461) filed March 22, 2010).

(c) Base Warrant Confirmation dated as of March 16, 2010, by and between the Company and JPMorgan Chase Bank, National Association, London Branch (incorporated by reference to Exhibit 4.5 of the Company’s Current Report on Form 8-K (File No. 001-13461) filed March 22, 2010).

(d) Base Warrant Confirmation dated as of March 16, 2010, by and between the Company and Bank of America, N.A. (incorporated by reference to Exhibit 4.6 of the Company’s Current Report on Form 8-K (File No. 001-13461) filed March 22, 2010).

A description of the material provisions of the foregoing agreements is contained in GPI’s Current Report on Form 8-K filed with the SEC on March 22, 2010 and is incorporated by reference herein.

(e) Additional Call Option Confirmation, dated as of March 29, 2010, by and between the Company and JPMorgan Chase Bank, National Association, London Branch (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K (File No. 001-13461) filed April 1, 2010).

(f) Additional Call Option Confirmation, dated as of March 29, 2010, by and between the Company and Bank of America, N.A. (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K (File No. 001-13461) filed April 1, 2010).

(g) Additional Warrant Confirmation, dated as of March 29, 2010, by and between the Company and JPMorgan Chase Bank, National Association, London Branch (incorporated by reference to Exhibit 4.3 of the Company’s Current Report on Form 8-K (File No. 001-13461) filed April 1, 2010).

(h) Additional Warrant Confirmation, dated as of March 29, 2010, by and between the Company and Bank of America, N.A. (incorporated by reference to Exhibit 4.4 of the Company’s Current Report on Form 8-K (File No. 001-13461) filed April 1, 2010).

A description of the material provisions of the foregoing agreements is contained in GPI’s Current Report on Form 8-K filed with the SEC on April 1, 2010 and is incorporated by reference herein.

(i) Share Purchase Agreement (the “Share Repurchase Agreement”) dated as of January 24, 2013, by and among Group 1 Automotive, Inc. and the Shareholders of UAB Motors Participações S.A. named therein and UAB Motors Participações S.A., as Intervening and Consenting Party (incorporated by reference to Exhibit 2.1 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed January 30, 2013).

(j) Amendment dated as of February 27, 2013 to Share Purchase Agreement dated as of January 24, 2013, by and among Group 1 Automotive, Inc. and the Shareholders of UAB Motors Participações S.A. named therein and UAB Motors Participações S.A., as Intervening and Consenting Party (incorporated by reference to Exhibit 2.1 of Group 1 Automotive, Inc.’s Quarterly Report on Form 10-Q (File No. 001-13461) for the period ended September 30, 2013).

(k) Second Amendment dated as of May 29, 2013 to Share Purchase Agreement dated as of January 24, 2013, by and among Group 1 Automotive, Inc. and the Shareholders of UAB Motors Participações S.A. named therein and UAB Motors Participações S.A., as Intervening and Consenting Party (incorporated by reference to Exhibit 2.2 of Group 1 Automotive, Inc.’s Quarterly Report on Form 10-Q (File No. 001-13461) for the period ended September 30, 2013).

(l) Third Amendment dated as of July 26, 2013 to Share Purchase Agreement dated as of January 24, 2013, by and among Group 1 Automotive, Inc. and the Shareholders of UAB Motors Participações S.A. named therein and UAB Motors Participações S.A., as Intervening and Consenting Party (incorporated by reference to Exhibit 2.3 of Group 1 Automotive, Inc.’s Quarterly Report on Form 10-Q (File No. 001-13461) for the period ended September 30, 2013).

A description of the material terms of the Share Repurchase Agreement is contained in GPI’s Current Report on Form 8-K filed with the SEC on January 30, 2013 and is incorporated by reference herein.

(m) Stockholders Agreement (the “Stockholders Agreement”) dated as of February 28, 2013, by and among Group 1 Automotive, Inc. and former shareholders of UAB Motors Participações S.A. named therein (incorporated by reference to Exhibit 10.1 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed March 5, 2013).

A description of the material terms of the Stockholders Agreement is contained in GPI’s Current Report on Form 8-K filed with the SEC on March 5, 2013 and is incorporated by reference herein.

(n) Letter Agreement dated June 20, 2006 between the Company and JPMorgan Chase Bank, National Association, London Branch (incorporated by reference to Exhibit 4.4 of the Company’s Current Report on Form 8-K (File No. 001-13461) filed June 26, 2006).

(o) Amendment dated June 23, 2006 to Letter Agreement dated June 20, 2006 between the Company and JPMorgan Chase Bank, National Association, London Branch (incorporated by reference to Exhibit 4.8 of the Company’s Current Report on Form 8-K (File No. 001-13461) filed June 26, 2006).

(p) Letter Agreement dated June 20, 2006 between the Company and Bank of America, N.A. (incorporated by reference to Exhibit 4.5 of the Company’s Current Report on Form 8-K (File No. 001-13461) filed June 26, 2006).

(q) Amendment dated June 23, 2006 to Letter Agreement dated June 20, 2006 between the Company and Bank of America, N.A. (incorporated by reference to Exhibit 4.9 of the Company’s Current Report on Form 8-K (File No. 001-13461) filed June 26, 2006).

(r) Letter Agreement dated June 20, 2006 between the Company and JPMorgan Chase Bank, National Association, London Branch (incorporated by reference to Exhibit 4.6 of the Company’s Current Report on Form 8-K (File No. 001-13461) filed June 26, 2006).

(s) Amendment dated June 23, 2006 to Letter Agreement dated June 20, 2006 between the Company and JPMorgan Chase Bank, National Association, London Branch (incorporated by reference to Exhibit 4.10 of the Company’s Current Report on Form 8-K (File No. 001-13461) filed June 26, 2006).

(t) Letter Agreement dated June 20, 2006 between the Company and Bank of America, N.A. (incorporated by reference to Exhibit 4.7 of the Company’s Current Report on Form 8-K (File No. 001-13461) filed June 26, 2006).

(u) Amendment dated June 23, 2006 to Letter Agreement dated June 20, 2006 between the Company and Bank of America, N.A. (incorporated by reference to Exhibit 4.11 of the Company’s Current Report on Form 8-K (File No. 001-13461) filed June 26, 2006).

A description of the material provisions of the foregoing agreement is contained in GPI’s Current Report on Form 8-K filed with the SEC on June 26, 2006 and is incorporated by reference herein.

(2) GPI is a party to the following equity compensation plans:

(a) Policy on Payment or Recoupment of Performance-Based Cash Bonuses and Performance-Based Stock Bonuses in the Event of Certain Restatement (incorporated by reference to the section titled “Policy on Payment or Recoupment of Performance-Based Cash Bonuses and Performance-Based Stock Bonuses in the Event of Certain Restatement” in Item 5.02 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 13461) filed November 16, 2009).

(b) Group 1 Automotive, Inc. Non-Employee Director Compensation Plan, effective January 1, 2012 (incorporated by reference to Exhibit 10.16 of Group 1 Automotive, Inc.’s Annual Report on Form 10-K (File No. 001-13461) for the year ended December 31, 2011).

(c) Group 1 Automotive, Inc. 2012 Corporate Incentive Compensation Guidelines (incorporated by reference to Exhibit 10.2 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed February 29, 2012).

(d) Group 1 Automotive, Inc. 2013 Corporate Incentive Compensation Plan (incorporated by reference to Exhibit 10.2 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed March 5, 2013).

(e) Group 1 Automotive, Inc. 2007 Long Term Incentive Plan (As Amended and Restated Effective as of March 11, 2010) (incorporated by reference to Exhibit A to Group 1 Automotive, Inc.’s definitive proxy statement on Schedule 14A filed on April 8, 2010).

(f) Form of Restricted Stock Agreement for Employees (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K (File No. 001-13461) filed March 16, 2005).

(g) Form of Senior Executive Officer Restricted Stock Agreement (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K (File No. 001-13461) filed September 9, 2010).

(h) Form of Restricted Stock Agreement with Qualified Retirement Provisions (incorporated by reference to Exhibit 10.27 of the Company’s Annual Report on Form 10-K (File No. 001-13461) for the year ended December 31, 2011).

(i) Form of Phantom Stock Agreement for Employees (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K (File No. 001-13461) filed March 16, 2005).

(j) Form of Senior Executive Officer Phantom Stock Agreement (incorporated by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K (File No. 001-13461) filed September 9, 2010).

(k) Form of Restricted Stock Agreement for Non-Employee Directors (incorporated by reference to Exhibit 10.35 of the Company’s Annual Report on Form 10-K (File No. 001-13461) for the year ended December 31, 2009).

(l) Form of Phantom Stock Agreement for Non-Employee Directors (incorporated by reference to Exhibit 10.36 of the Company’s Annual Report on Form 10-K (File No. 001-13461) for the year ended December 31, 2009).

(m) Form of Phantom Stock Agreement for Non-Employee Directors (incorporated by reference to Exhibit 10.5 of the Company’s Current Report on Form 8-K (File No. 001-13461) filed March 16, 2005).

A description of the material provisions of the foregoing agreements is contained in GPI’s Current Report on Form 8-K filed with the SEC on June 26, 2006 and is incorporated by reference herein.

Agreements Involving the Company’s 2.25% Convertible Notes due 2036:

(1) Indenture related to the Convertible Senior Notes Due 2036 dated June 26, 2006 between the Company and Wells Fargo Bank, National Association, as trustee (including Form of 2.25% Convertible Senior Note Due 2036) (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K (File No. 001-13461) filed June 26, 2006).

A description of the material provisions of the foregoing agreement is contained in GPI’s Current Report on Form 8-K filed with the SEC on June 26, 2006 and is incorporated by reference herein.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Purchase under the section entitled “Purposes, Effects and Plans—Purposes of the Offer” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offer to Purchase under the section entitled “Purposes, Effects and Plans—Retirement and Cancellation” is incorporated herein by reference.

(c) Plans.

(1)-(2) Not applicable.

(3) The information set forth in the Offer to Purchase under the section entitled “The Offer—Source and Amount of Funds” is incorporated herein by reference.

(4)-(8) Not applicable.

(9) The Company has outstanding various compensatory plans, arrangements and agreements with its employees, including its executive officers and directors, pursuant to which equity awards are made from time to time in the ordinary course. The Company’s compensatory plans, arrangements and agreements with its executive officers and directors are listed on Item 5(e) above, which is incorporated herein by reference.

(10) Not applicable.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Purchase under the section entitled “The Offer—Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions. The information set forth in the Offer to Purchase under the section entitled “The Offer—Conditions of the Offer” is incorporated herein by reference.

(d) Borrowed Funds. The information set forth in the Offer to Purchase under the section entitled “The Offer—Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a) and (b) Securities Ownership and Securities Transactions. The information set forth in the Offer to Purchase under the section entitled “The Offer—Security Ownership” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the section entitled “The Offer—Persons Employed in Connection with the Offer,” “The Offer—Solicitation” and “The Offer—No Recommendation” is incorporated herein by reference.

(b) Employees and Corporate Assets. The information set forth in the Offer to Purchase under the section entitled “The Offer— Solicitation” is incorporated herein by reference.

Item 10.	Financial Statements.

(a)

(1) The financial statements set forth under Part II, Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 are incorporated herein by reference.

(2) The financial statements set forth under Part I, Item 1 of the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2014 are incorporated herein by reference.

(3) The information set forth in Exhibit 12.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 is incorporated herein by reference.

(4) The information set forth in the Offer to Purchase under the section entitled “Price Range of Notes and Common Stock; Dividends and Dividend Policy” is incorporated herein by reference,

(b) Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

(4) Not applicable.

(5) Not applicable.

(c) Other Material Information. The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Exhibits filed as a part of this Schedule TO are listed below.

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase, dated May 7, 2014, filed herewith.

(a)(1)(ii)	Form of Letter of Transmittal, filed herewith.

(a)(1)(iii)	Form of Voluntary Offering Instructions, filed herewith.

(a)(1)(iv)	Form of Notice of Withdrawal, filed herewith.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Press Release dated May 7, 2014, filed herewith.

Exhibit Number	Description

(b)	Ninth Amended and Restated Revolving Credit Agreement, dated effective as of June 20, 2013, among Group 1 Automotive, Inc., the Subsidiary Borrowers listed therein, the Lenders listed therein, JPMorgan Chase Bank, N.A., as Administrative Agent, Comerica Bank, as Floor Plan Agent and Bank of America, N.A., as Syndication Agent (incorporated by reference to Exhibit 10.1 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed June 26, 2013)

(d)(1)	Indenture related to the Convertible Senior 3.00% Notes due 2020, dated as of March 22, 2010, between Group 1 Automotive, Inc. and Wells Fargo Bank, N.A., as trustee (incorporated by reference to Exhibit 4.2 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed March 22, 2010)

(d)(2)	Base Call Option Confirmation dated as of March 16, 2010, by and between Group 1 Automotive, Inc. and JPMorgan Chase Bank, National Association, London Branch (incorporated by reference to Exhibit 4.3 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed March 22, 2010)

(d)(3)	Base Call Option Confirmation dated as of March 16, 2010, by and between Group 1 Automotive, Inc. and Bank of America, N.A. (incorporated by reference to Exhibit 4.4 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed March 22, 2010)

(d)(4)	Base Warrant Confirmation dated as of March 16, 2010, by and between Group 1 Automotive, Inc. and JPMorgan Chase Bank, National Association, London Branch (incorporated by reference to Exhibit 4.5 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed March 22, 2010)

(d)(5)	Base Warrant Confirmation dated as of March 16, 2010, by and between Group 1 Automotive, Inc. and Bank of America, N.A. (incorporated by reference to Exhibit 4.6 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed March 22, 2010)

(d)(6)	Additional Call Option Confirmation, dated as of March 29, 2010, by and between Group 1 Automotive, Inc. and JPMorgan Chase Bank, National Association, London Branch (incorporated by reference to Exhibit 4.1 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed April 1, 2010)

(d)(7)	Additional Call Option Confirmation, dated as of March 29, 2010, by and between Group 1 Automotive, Inc. and Bank of America, N.A. (incorporated by reference to Exhibit 4.2 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed April 1, 2010)

(d)(8)	Additional Warrant Confirmation, dated as of March 29, 2010, by and between Group 1 Automotive, Inc. and JPMorgan Chase Bank, National Association, London Branch (incorporated by reference to Exhibit 4.3 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed April 1, 2010)

(d)(9)	Additional Warrant Confirmation, dated as of March 29, 2010, by and between Group 1 Automotive, Inc. and Bank of America, N.A. (incorporated by reference to Exhibit 4.4 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed April 1, 2010)

(d)(10)	First Supplemental Indenture dated August 9, 2010 among Group 1 Automotive, Inc. and Wells Fargo Bank, N.A., as trustee (incorporated by reference to Exhibit 4.1 of Group 1 Automotive, Inc.’s Quarterly Report on Form 10-Q (File No. 001-13461) for the quarter ended September 30, 2010)

(d)(11)	Share Purchase Agreement dated as of January 24, 2013, by and among Group 1 Automotive, Inc. and the Shareholders of UAB Motors Participações S.A. named therein and UAB Motors Participações S.A., as Intervening and Consenting Party (incorporated by reference to Exhibit 2.1 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed January 30, 2013)

Exhibit Number	Description

(d)(12)	Amendment dated as of February 27, 2013 to Share Purchase Agreement dated as of January 24, 2013, by and among Group 1 Automotive, Inc. and the Shareholders of UAB Motors Participações S.A. named therein and UAB Motors Participações S.A., as Intervening and Consenting Party (incorporated by reference to Exhibit 2.1 of Group 1 Automotive, Inc.’s Quarterly Report on Form 10-Q (File No. 001-13461) for the period ended September 30, 2013)

(d)(13)	Second Amendment dated as of May 29, 2013 to Share Purchase Agreement dated as of January 24, 2013, by and among Group 1 Automotive, Inc. and the Shareholders of UAB Motors Participações S.A. named therein and UAB Motors Participações S.A., as Intervening and Consenting Party (incorporated by reference to Exhibit 2.2 of Group 1 Automotive, Inc.’s Quarterly Report on Form 10-Q (File No. 001-13461) for the period ended September 30, 2013)

(d)(14)	Third Amendment dated as of July 26, 2013 to Share Purchase Agreement dated as of January 24, 2013, by and among Group 1 Automotive, Inc. and the Shareholders of UAB Motors Participações S.A. named therein and UAB Motors Participações S.A., as Intervening and Consenting Party (incorporated by reference to Exhibit 2.3 of Group 1 Automotive, Inc.’s Quarterly Report on Form 10-Q (File No. 001-13461) for the period ended September 30, 2013)

(d)(15)	Stockholders Agreement dated as of February 28, 2013, by and among Group 1 Automotive, Inc. and former shareholders of UAB Motors Participações S.A. named therein (incorporated by reference to Exhibit 10.1 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed March 5, 2013)

(d)(16)	Policy on Payment or Recoupment of Performance-Based Cash Bonuses and Performance-Based Stock Bonuses in the Event of Certain Restatement (incorporated by reference to the section titled “Policy on Payment or Recoupment of Performance-Based Cash Bonuses and Performance-Based Stock Bonuses in the Event of Certain Restatement” in Item 5.02 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 13461) filed November 16, 2009)

(d)(17)	Group 1 Automotive, Inc. Non-Employee Director Compensation Plan, effective January 1, 2012 (incorporated by reference to Exhibit 10.16 of Group 1 Automotive, Inc.’s Annual Report on Form 10-K (File No. 001-13461) for the year ended December 31, 2011)

(d)(18)	Group 1 Automotive, Inc. 2012 Corporate Incentive Compensation Guidelines (incorporated by reference to Exhibit 10.2 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed February 29, 2012)

(d)(19)	Group 1 Automotive, Inc. 2013 Corporate Incentive Compensation Plan (incorporated by reference to Exhibit 10.2 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed March 5, 2013)

(d)(20)	Group 1 Automotive, Inc. 2007 Long Term Incentive Plan (As Amended and Restated Effective as of March 11, 2010) (incorporated by reference to Exhibit A to Group 1 Automotive, Inc.’s definitive proxy statement on Schedule 14A filed on April 8, 2010)

(d)(21)	Form of Restricted Stock Agreement for Employees (incorporated by reference to Exhibit 10.2 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed March 16, 2005)

(d)(22)	Form of Senior Executive Officer Restricted Stock Agreement (incorporated by reference to Exhibit 10.3 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed September 9, 2010)

(d)(23)	Form of Restricted Stock Agreement with Qualified Retirement Provisions (incorporated by reference to Exhibit 10.27 of Group 1 Automotive, Inc.’s Annual Report on Form 10-K (File No. 001-13461) for the year ended December 31, 2011)

Exhibit Number	Description

(d)(24)	Form of Phantom Stock Agreement for Employees (incorporated by reference to Exhibit 10.3 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed March 16, 2005)

(d)(25)	Form of Senior Executive Officer Phantom Stock Agreement (incorporated by reference to Exhibit 10.4 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed September 9, 2010)

(d)(26)	Form of Restricted Stock Agreement for Non-Employee Directors (incorporated by reference to Exhibit 10.35 of Group 1 Automotive, Inc.’s Annual Report on Form 10-K (File No. 001-13461) for the year ended December 31, 2009)

(d)(27)	Form of Phantom Stock Agreement for Non-Employee Directors (incorporated by reference to Exhibit 10.36 of Group 1 Automotive, Inc.’s Annual Report on Form 10-K (File No. 001-13461) for the year ended December 31, 2009)

(d)(28)	Form of Phantom Stock Agreement for Non-Employee Directors (incorporated by reference to Exhibit 10.5 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed March 16, 2005)

(d)(29)	Indenture related to the Convertible Senior Notes Due 2036 dated June 26, 2006 between Group 1 Automotive, Inc. and Wells Fargo Bank, National Association, as trustee (including Form of 2.25% Convertible Senior Note Due 2036) (incorporated by reference to Exhibit 4.2 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed June 26, 2006)

(d)(30)	Letter Agreement dated June 20, 2006 between Group 1 Automotive, Inc. and JPMorgan Chase Bank, National Association, London Branch (incorporated by reference to Exhibit 4.4 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed June 26, 2006)

(d)(31)	Amendment dated June 23, 2006 to Letter Agreement dated June 20, 2006 between Group 1 Automotive, Inc. and JPMorgan Chase Bank, National Association, London Branch (incorporated by reference to Exhibit 4.8 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed June 26, 2006)

(d)(32)	Letter Agreement dated June 20, 2006 between Group 1 Automotive, Inc. and Bank of America, N.A. (incorporated by reference to Exhibit 4.5 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed June 26, 2006)

(d)(33)	Amendment dated June 23, 2006 to Letter Agreement dated June 20, 2006 between Group 1 Automotive, Inc. and Bank of America, N.A. (incorporated by reference to Exhibit 4.9 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed June 26, 2006)

(d)(34)	Letter Agreement dated June 20, 2006 between Group 1 Automotive, Inc. and JPMorgan Chase Bank, National Association, London Branch (incorporated by reference to Exhibit 4.6 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed June 26, 2006)

(d)(35)	Amendment dated June 23, 2006 to Letter Agreement dated June 20, 2006 between Group 1 Automotive, Inc. and JPMorgan Chase Bank, National Association, London Branch (incorporated by reference to Exhibit 4.10 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed June 26, 2006)

Exhibit Number	Description

(d)(36)	Letter Agreement dated June 20, 2006 between Group 1 Automotive, Inc. and Bank of America, N.A. (incorporated by reference to Exhibit 4.7 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed June 26, 2006)

(d)(37)	Amendment dated June 23, 2006 to Letter Agreement dated June 20, 2006 between Group 1 Automotive, Inc. and Bank of America, N.A. (incorporated by reference to Exhibit 4.11 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed June 26, 2006)

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 7, 2014

GROUP 1 AUTOMOTIVE, INC.

By:	/s/ John C. Rickel
Name:	John C. Rickel
Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase, dated May 7, 2014, filed herewith.

(a)(1)(ii)	Form of Letter of Transmittal, filed herewith.

(a)(1)(iii)	Form of Voluntary Offering Instructions, filed herewith.

(a)(1)(iv)	Form of Notice of Withdrawal, filed herewith.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Press Release dated May 7, 2014, filed herewith.

(b)	Ninth Amended and Restated Revolving Credit Agreement, dated effective as of June 20, 2013, among Group 1 Automotive, Inc., the Subsidiary Borrowers listed therein, the Lenders listed therein, JPMorgan Chase Bank, N.A., as Administrative Agent, Comerica Bank, as Floor Plan Agent and Bank of America, N.A., as Syndication Agent (incorporated by reference to Exhibit 10.1 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed June 26, 2013)

(d)(1)	Indenture related to the Convertible Senior 3.00% Notes due 2020, dated as of March 22, 2010, between Group 1 Automotive, Inc. and Wells Fargo Bank, N.A., as trustee (incorporated by reference to Exhibit 4.2 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed March 22, 2010)

(d)(2)	Base Call Option Confirmation dated as of March 16, 2010, by and between Group 1 Automotive, Inc. and JPMorgan Chase Bank, National Association, London Branch (incorporated by reference to Exhibit 4.3 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed March 22, 2010)

(d)(3)	Base Call Option Confirmation dated as of March 16, 2010, by and between Group 1 Automotive, Inc. and Bank of America, N.A. (incorporated by reference to Exhibit 4.4 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed March 22, 2010)

(d)(4)	Base Warrant Confirmation dated as of March 16, 2010, by and between Group 1 Automotive, Inc. and JPMorgan Chase Bank, National Association, London Branch (incorporated by reference to Exhibit 4.5 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed March 22, 2010)

(d)(5)	Base Warrant Confirmation dated as of March 16, 2010, by and between Group 1 Automotive, Inc. and Bank of America, N.A. (incorporated by reference to Exhibit 4.6 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed March 22, 2010)

(d)(6)	Additional Call Option Confirmation, dated as of March 29, 2010, by and between Group 1 Automotive, Inc. and JPMorgan Chase Bank, National Association, London Branch (incorporated by reference to Exhibit 4.1 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed April 1, 2010)

(d)(7)	Additional Call Option Confirmation, dated as of March 29, 2010, by and between Group 1 Automotive, Inc. and Bank of America, N.A. (incorporated by reference to Exhibit 4.2 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed April 1, 2010)

(d)(8)	Additional Warrant Confirmation, dated as of March 29, 2010, by and between Group 1 Automotive, Inc. and JPMorgan Chase Bank, National Association, London Branch (incorporated by reference to Exhibit 4.3 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed April 1, 2010)

Exhibit Number	Description

(d)(9)	Additional Warrant Confirmation, dated as of March 29, 2010, by and between Group 1 Automotive, Inc. and Bank of America, N.A. (incorporated by reference to Exhibit 4.4 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed April 1, 2010)

(d)(10)	First Supplemental Indenture dated August 9, 2010 among Group 1 Automotive, Inc. and Wells Fargo Bank, N.A., as trustee (incorporated by reference to Exhibit 4.1 of Group 1 Automotive, Inc.’s Quarterly Report on Form 10-Q (File No. 001-13461) for the quarter ended September 30, 2010)

(d)(11)	Share Purchase Agreement dated as of January 24, 2013, by and among Group 1 Automotive, Inc. and the Shareholders of UAB Motors Participações S.A. named therein and UAB Motors Participações S.A., as Intervening and Consenting Party (incorporated by reference to Exhibit 2.1 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed January 30, 2013)

(d)(12)	Amendment dated as of February 27, 2013 to Share Purchase Agreement dated as of January 24, 2013, by and among Group 1 Automotive, Inc. and the Shareholders of UAB Motors Participações S.A. named therein and UAB Motors Participações S.A., as Intervening and Consenting Party (incorporated by reference to Exhibit 2.1 of Group 1 Automotive, Inc.’s Quarterly Report on Form 10-Q (File No. 001-13461) for the period ended September 30, 2013)

(d)(13)	Second Amendment dated as of May 29, 2013 to Share Purchase Agreement dated as of January 24, 2013, by and among Group 1 Automotive, Inc. and the Shareholders of UAB Motors Participações S.A. named therein and UAB Motors Participações S.A., as Intervening and Consenting Party (incorporated by reference to Exhibit 2.2 of Group 1 Automotive, Inc.’s Quarterly Report on Form 10-Q (File No. 001-13461) for the period ended September 30, 2013)

(d)(14)	Third Amendment dated as of July 26, 2013 to Share Purchase Agreement dated as of January 24, 2013, by and among Group 1 Automotive, Inc. and the Shareholders of UAB Motors Participações S.A. named therein and UAB Motors Participações S.A., as Intervening and Consenting Party (incorporated by reference to Exhibit 2.3 of Group 1 Automotive, Inc.’s Quarterly Report on Form 10-Q (File No. 001-13461) for the period ended September 30, 2013)

(d)(15)	Stockholders Agreement dated as of February 28, 2013, by and among Group 1 Automotive, Inc. and former shareholders of UAB Motors Participações S.A. named therein (incorporated by reference to Exhibit 10.1 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed March 5, 2013)

(d)(16)	Policy on Payment or Recoupment of Performance-Based Cash Bonuses and Performance-Based Stock Bonuses in the Event of Certain Restatement (incorporated by reference to the section titled “Policy on Payment or Recoupment of Performance-Based Cash Bonuses and Performance-Based Stock Bonuses in the Event of Certain Restatement” in Item 5.02 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 13461) filed November 16, 2009)

(d)(17)	Group 1 Automotive, Inc. Non-Employee Director Compensation Plan, effective January 1, 2012 (incorporated by reference to Exhibit 10.16 of Group 1 Automotive, Inc.’s Annual Report on Form 10-K (File No. 001-13461) for the year ended December 31, 2011)

(d)(18)	Group 1 Automotive, Inc. 2012 Corporate Incentive Compensation Guidelines (incorporated by reference to Exhibit 10.2 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed February 29, 2012)

(d)(19)	Group 1 Automotive, Inc. 2013 Corporate Incentive Compensation Plan (incorporated by reference to Exhibit 10.2 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed March 5, 2013)

(d)(20)	Group 1 Automotive, Inc. 2007 Long Term Incentive Plan (As Amended and Restated Effective as of March 11, 2010) (incorporated by reference to Exhibit A to Group 1 Automotive, Inc.’s definitive proxy statement on Schedule 14A filed on April 8, 2010)

Exhibit Number	Description

(d)(21)	Form of Restricted Stock Agreement for Employees (incorporated by reference to Exhibit 10.2 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed March 16, 2005)

(d)(22)	Form of Senior Executive Officer Restricted Stock Agreement (incorporated by reference to Exhibit 10.3 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed September 9, 2010)

(d)(23)	Form of Restricted Stock Agreement with Qualified Retirement Provisions (incorporated by reference to Exhibit 10.27 of Group 1 Automotive, Inc.’s Annual Report on Form 10-K (File No. 001-13461) for the year ended December 31, 2011)

(d)(24)	Form of Phantom Stock Agreement for Employees (incorporated by reference to Exhibit 10.3 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed March 16, 2005)

(d)(25)	Form of Senior Executive Officer Phantom Stock Agreement (incorporated by reference to Exhibit 10.4 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed September 9, 2010)

(d)(26)	Form of Restricted Stock Agreement for Non-Employee Directors (incorporated by reference to Exhibit 10.35 of Group 1 Automotive, Inc.’s Annual Report on Form 10-K (File No. 001-13461) for the year ended December 31, 2009)

(d)(27)	Form of Phantom Stock Agreement for Non-Employee Directors (incorporated by reference to Exhibit 10.36 of Group 1 Automotive, Inc.’s Annual Report on Form 10-K (File No. 001-13461) for the year ended December 31, 2009)

(d)(28)	Form of Phantom Stock Agreement for Non-Employee Directors (incorporated by reference to Exhibit 10.5 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed March 16, 2005)

(d)(29)	Indenture related to the Convertible Senior Notes Due 2036 dated June 26, 2006 between Group 1 Automotive, Inc. and Wells Fargo Bank, National Association, as trustee (including Form of 2.25% Convertible Senior Note Due 2036) (incorporated by reference to Exhibit 4.2 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed June 26, 2006)

(d)(30)	Letter Agreement dated June 20, 2006 between Group 1 Automotive, Inc. and JPMorgan Chase Bank, National Association, London Branch (incorporated by reference to Exhibit 4.4 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed June 26, 2006)

(d)(31)	Amendment dated June 23, 2006 to Letter Agreement dated June 20, 2006 between Group 1 Automotive, Inc. and JPMorgan Chase Bank, National Association, London Branch (incorporated by reference to Exhibit 4.8 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed June 26, 2006)

(d)(32)	Letter Agreement dated June 20, 2006 between Group 1 Automotive, Inc. and Bank of America, N.A. (incorporated by reference to Exhibit 4.5 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed June 26, 2006)

(d)(33)	Amendment dated June 23, 2006 to Letter Agreement dated June 20, 2006 between Group 1 Automotive, Inc. and Bank of America, N.A. (incorporated by reference to Exhibit 4.9 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed June 26, 2006)

Exhibit Number	Description

(d)(34)	Letter Agreement dated June 20, 2006 between Group 1 Automotive, Inc. and JPMorgan Chase Bank, National Association, London Branch (incorporated by reference to Exhibit 4.6 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed June 26, 2006)

(d)(35)	Amendment dated June 23, 2006 to Letter Agreement dated June 20, 2006 between Group 1 Automotive, Inc. and JPMorgan Chase Bank, National Association, London Branch (incorporated by reference to Exhibit 4.10 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed June 26, 2006)

(d)(36)	Letter Agreement dated June 20, 2006 between Group 1 Automotive, Inc. and Bank of America, N.A. (incorporated by reference to Exhibit 4.7 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed June 26, 2006)

(d)(37)	Amendment dated June 23, 2006 to Letter Agreement dated June 20, 2006 between Group 1 Automotive, Inc. and Bank of America, N.A. (incorporated by reference to Exhibit 4.11 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed June 26, 2006)

(g)	Not applicable.

(h)	Not applicable.